Contango ORE, Inc.
3700 Buffalo Speedway
Suite 925
Houston, Texas 77098
(713) 877-1311

November 15, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attention: Michael Purcell

Re:            Contango ORE, Inc.  (the “Registrant”)
Registration Statement on Form S-3, as amended
File No. 333-260511

Dear Mr. Purcell:

Reference is made to the Registration Statement on Form S-3 (File No. 333-260511), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on October 26, 2021, as amended by Amendment No. 1 filed with the Commission on November 12, 2021 (as so amended, the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date for the Registration Statement be accelerated to November 17, 2021 at 4:30 p.m., Eastern Time or as soon thereafter as practicable.

Please contact Amy Curtis of Holland & Knight LLP, special counsel to the Registrant, by email at Amy.Curtis@hklaw.com or by phone at (214) 969-1763 if you have any questions or concerns regarding this matter.

Sincerely,

Contango ORE, Inc.

/s/ Leah Gaines
Name: Leah Gaines
Title: Vice President, Chief Financial Officer,
Chief Accounting Officer, Treasurer and
Secretary